Exhibit 99.2

Consolidated Statements of Operations

	For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	March 31, 2013	March 31, 2012(1)
Revenue
Premiums
Gross	$3,408	$3,306
Less: Ceded	1,375	1,308
Net	2,033	1,998
Net investment income (loss):
Interest and other investment income	1,237	1,013
Change in fair value through profit or loss assets and liabilities (Note 5)	(348)	(570)
Net gains (losses) on available-for-sale assets	24	19
Net investment income (loss)	913	462
Fee income	844	715
Total revenue	3,790	3,175

Benefits and expenses
Gross claims and benefits paid (Note 7)	2,911	2,802
Increase (decrease) in insurance contract liabilities (Note 7)	222	(26)
Decrease (increase) in reinsurance assets (Note 7)	(107)	(204)
Increase (decrease) in investment contract liabilities (Note 7)	16	15
Reinsurance expenses (recoveries) (Note 13)	(1,258)	(1,210)
Commissions	389	324
Net transfer to (from) segregated funds (Note 10)	(2)	(4)
Operating expenses	957	821
Premium taxes	57	63
Interest expense	87	89
Total benefits and expenses	3,272	2,670

Income (loss) before income taxes	518	505
Less: Income tax expense (benefit) (Note 8)	85	67

Total net income (loss) from continuing operations	433	438
Less: Net income (loss) attributable to participating policyholders	(6)	2

Shareholders’ net income (loss) from continuing operations	439	436
Less: Preferred shareholders’ dividends	29	31
Common shareholders’ net income (loss) from continuing operations	$410	$405
Common shareholders’ net income (loss) from discontinued operation (Note 3)	$103	$281
Common shareholders’ net income (loss)	$513	$686

(1)	Balances have been restated. Refer to Note 3.

Average exchange rates during the reporting periods:	U.S. dollars	1.01	1.00
	U.K. pounds	1.56	1.57
Earnings (loss) per share (Note 12)
Basic earnings (loss) per share from continuing operations		$0.68	$0.69
Basic earnings (loss) per share from discontinued operation		$0.17	$0.48
Basic earnings (loss) per share		$0.85	$1.17

Diluted earnings (loss) per share from continuing operations		$0.68	$0.68
Diluted earnings (loss) per share from discontinued operation		$0.17	$0.47
Diluted earnings (loss) per share		$0.85	$1.15
Dividends per common share		$0.36	$0.36

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	First Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income (Loss)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2013	March 31, 2012
Total net income (loss)	$536	$719
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	205	(182)
Unrealized gains (losses) on net investment hedges	(29)	17
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	129	176
Reclassifications to net income (loss)	(32)	(25)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	2	12
Reclassifications to net income (loss)	(4)	(6)
Total items that may be reclassified subsequently to income	271	(8)
Items that will not be classified subsequently to income:
Changes in liabilities for defined benefit plans	1	–
Total items that will not be reclassified subsequently to income	1	–
Total other comprehensive income (loss)	272	(8)
Total comprehensive income (loss)	808	711
Less: Participating policyholders’ comprehensive income (loss)	(4)	1
Shareholders’ comprehensive income (loss)	$812	$710

Income Taxes included in Other Comprehensive Income (Loss)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2013	March 31, 2012
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$(3)	$5
Unrealized gains / losses on available-for-sale assets	(20)	(49)
Reclassifications to net income for available-for-sale assets	–	6
Unrealized gains / losses on cash flow hedges	(4)	(6)
Reclassifications to net income for cash flow hedges	2	2
Total items that may be reclassified subsequently to income	(25)	(42)
Items that will not be reclassified subsequently to income:
Changes in liabilities for defined benefit plans	4	–
Total items that will not be reclassified subsequently to income	4	–
Total income tax benefit (expense) included in other comprehensive income (loss)	$(21)	$(42)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	35

Consolidated Statements of Financial Position

		As at
(unaudited, in millions of Canadian dollars)	March 31, 2013	December 31, 2012(1)	March 31, 2012(1)
Assets
Cash, cash equivalents and short-term securities (Note 5)	$6,726	$7,026	$8,263
Debt securities (Note 5)	54,314	54,362	61,846
Equity securities (Note 5)	5,209	5,026	4,919
Mortgages and loans	27,887	27,248	28,005
Derivative assets	1,850	2,113	2,134
Other invested assets (Note 5)	1,442	1,272	1,406
Policy loans	2,716	2,681	3,243
Investment properties	6,026	5,942	5,538
Invested assets	106,170	105,670	115,354
Other assets	2,953	2,657	3,333
Reinsurance assets (Note 7)	3,370	3,240	3,651
Deferred tax assets	1,020	1,099	1,552
Property and equipment	667	665	548
Intangible assets	862	862	873
Goodwill	3,931	3,911	3,919
Assets of disposal group classified as held for sale (Note 3)	14,896	15,067
Total general fund assets	133,869	133,171	129,230
Investments for account of segregated fund holders from continuing operations (Note 10)	67,948	64,987	91,934
Investments for account of segregated fund holders classified as held for sale (Note 3)	28,739	27,668
Total assets	$230,556	$225,826	$221,164

Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)	$87,913	$87,275	$94,821
Investment contract liabilities (Note 7)	2,358	2,303	3,083
Derivative liabilities	633	594	965
Deferred tax liabilities	4	6	7
Other liabilities	7,927	8,169	7,981
Senior debentures	2,849	2,849	2,849
Subordinated debt	2,744	2,740	3,540
Liabilities of disposal group classified as held for sale (Note 3)	12,242	12,689
Total general fund liabilities	116,670	116,625	113,246
Insurance contracts for account of segregated fund holders from continuing operations (Note 10)	61,815	59,025	86,077
Investment contracts for account of segregated fund holders from continuing operations (Note 10)	6,133	5,962	5,857
Insurance contracts for account of segregated fund holders classified as held for sale (Note 3)	28,739	27,668
Total liabilities	$213,357	$209,280	$205,180

Equity
Issued share capital and contributed surplus	$10,712	$10,621	$10,417
Retained earnings and accumulated other comprehensive income	6,487	5,925	5,567
Total equity	$17,199	$16,546	$15,984
Total liabilities and equity	$230,556	$225,826	$221,164

(1)	Balances have been restated. Refer to Note 2.

Exchange rates at the end of the reporting periods:	U.S. dollars	1.02	0.99	1.00
	U.K. pounds	1.55	1.61	1.60

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 8, 2013.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

36	Sun Life Financial Inc.	First Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2013	March 31, 2012(1)
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,503	$2,503
Common shares
Balance, beginning of period	8,008	7,735
Stock options exercised	31	5
Issued under dividend reinvestment and share purchase plan (Note 9)	64	69
Balance, end of period	8,103	7,809
Contributed surplus
Balance, beginning of period	110	102
Share-based payments	2	4
Stock options exercised	(6)	(1)
Balance, end of period	106	105
Retained earnings
Balance, beginning of period	5,817	5,107
Net Income (loss)	542	717
Dividends on common shares	(217)	(212)
Dividends on preferred shares	(29)	(31)
Balance, end of period	6,113	5,581
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	604	320
Unrealized cumulative translation differences, net of hedging activities	(464)	(287)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains on derivatives designated as cash flow hedges	13	9
Cumulative changes in liabilities for defined benefit plans (Note 2)	(179)	(179)
Balance, beginning of period	(20)	(131)
Total other comprehensive income (loss) for the period	270	(7)
Balance, end of period	250	(138)
Total shareholders’ equity, end of period	$17,075	$15,860
Participating policyholders:
Retained earnings
Balance, beginning of period	$131	$124
Net income (loss)	(6)	2
Balance, end of period	125	126
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	(3)	(1)
Balance, beginning of period	(3)	(1)
Total other comprehensive income (loss) for the period	2	(1)
Balance, end of period	(1)	(2)
Total participating policyholders’ equity, end of period	$124	$124
Total equity	$17,199	$15,984

(1)	Balances have been restated. Refer to Note 2.

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	37

Consolidated Statements of Cash Flows

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2013	March 31, 2012
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$672	$927
Add: interest expense related to financing activities	86	89
Operating items not affecting cash:
Increase (decrease) in contract liabilities	(317)	(886)
(Increase) decrease in reinsurance assets	(61)	(458)
Unrealized (gains) losses on investments	457	632	(2)
Other non-cash items	(695)	(361)
Operating cash items:
Deferred acquisition costs	(11)	(12)
Realized (gains) losses on investments	195	303	(2)
Sales, maturities and repayments of investments	15,013	19,475	(2)
Purchases of investments	(13,850)	(20,185	)(2)
Change in policy loans	(4)	5
Income taxes received (paid)	(150)	(35)
Other cash items	(363)	(246	)(2)
Net cash provided by (used in) operating activities	972	(752)
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(16)	(24)
Transactions with associates and joint ventures	(25)	(6)
Dividends received from associates and joint ventures	10	–
Other investing activities	(5)	(7)
Net cash provided by (used in) investing activities	(36)	(37)
Cash flows provided by (used in) financing activities
Borrowed funds	(7)	24
Issuance of senior financing, senior debentures and subordinated debt	–	796
Collateral on senior financing	12	(2)
Issuance of common shares on exercise of stock options	25	4
Dividends paid on common and preferred shares	(178)	(171)
Interest expense paid	(52)	(83)
Net cash provided by (used in) financing activities	(200)	568
Changes due to fluctuations in exchange rates	(23)	(17)
Increase (decrease) in cash and cash equivalents	713	(238)
Net cash and cash equivalents, beginning of period	3,831	4,345	(1)
Net cash and cash equivalents, end of period	4,544	4,107
Short-term securities, end of period	2,722	4,096
Net cash and cash equivalents and short-term securities, end of period	$7,266	$8,203
Less: Net cash and cash equivalents and short-term securities, classified as held for sale, as at March 31, 2013 (Note 3)	$566
Net cash and cash equivalents and short-term securities, continuing operations, as at March 31, 2013	$6,700

(1)	Balances have been restated. Refer to Note 2.
(2)	Certain derivative cash flows within operating activities have been reclassified to be consistent with the 2013 presentation of these cash flows.

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	First Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2012 Annual Consolidated Financial Statements except as described in Note 2. Our Interim Consolidated Financial Statements should be read in conjunction with our 2012 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.    Changes in Accounting Policies

2.A New and Amended International Financial Reporting Standards Adopted in 2013

We have adopted the following new and amended standards in the current year.

In May 2011, IFRS 10 Consolidated Financial Statements (“IFRS 10”) was issued, which replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated, and sets out the requirements for the preparation of consolidated financial statements. Under this standard, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013.

As a result of the adoption of this standard, we have deconsolidated Sun Life Capital Trust and Sun Life Capital Trust II (together, the “SL Capital Trusts”) which issued the Sun Life ExchangEable Capital Securities (“SLEECS”), for all periods presented in our Interim Consolidated Financial Statements. We have deconsolidated the SL Capital Trusts because the primary asset in each of these trusts is a senior debenture issued by us and therefore we do not have exposure or rights to variable returns from our involvement in these entities. This deconsolidation did not have any impact on our Interim Consolidated Statements of Operations or our basic and diluted earnings per share (“EPS”) for the current period or any of the prior periods presented. However, the deconsolidation impacted our Consolidated Statements of Financial Position for the current period and all prior periods presented. The impact of the deconsolidation on the Consolidated Statements of Financial Position for prior periods is shown in the table at the end of this note. Similar adjustments were made in the current period.

The segregated fund assets continue to be reported on the Interim Consolidated Statements of Financial Position as a single line as Investments for account of segregated fund holders since we have legal ownership of these assets. Since the policyholder bears the risks and rewards of the fund’s performance, we continue to present only the fee income earned from the segregated funds and not the investment income earned on these assets that is credited to the policyholder. We have not consolidated the underlying mutual funds that the segregated funds invest in even though in some cases we have power over these funds because the policyholder, not us, is exposed to the variability associated with these funds. In Note 10, we have expanded our disclosures related to the risks associated with our segregated funds by providing disclosure of the composition of the Investments for account of segregated fund holders by type of segregated fund. This standard has not yet been adopted in all jurisdictions that use IFRS and we will continue to monitor the implementation of the standard in other jurisdictions.

In May 2011, IFRS 11 Joint Arrangements (“IFRS 11”) was issued which replaces IAS 31 Interests in Joint Ventures. It requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard did not have a material impact on our Interim Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We will include the relevant disclosures in our 2013 Annual Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	39

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 and provide transitional relief for IFRS 10, IFRS 11 and IFRS 12 by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative period from IFRS 12. The effective date of these amendments was January 1, 2013, consistent with the effective date of IFRS 10, 11 and 12. We applied these amendments when we adopted IFRS 10 and IFRS 11 on January 1, 2013 and will apply the transitional guidance amendments related to IFRS 12 when we adopt this standard in our 2013 Annual Consolidated Financial Statements.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 and IAS 28 Investments in Associates (“IAS 28”) were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced by IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 27 and IAS 28 did not have an impact on our Interim Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement (“IFRS 13”) was issued. IFRS 13 defines fair value and sets out a single framework for measuring fair value when fair value is required by other IFRS standards. It also requires disclosures about fair value measurements and expands fair value disclosures to include non-financial assets. This standard is effective for interim and annual periods beginning on or after January 1, 2013. We have included the additional disclosures required by this standard in Note 5 of our Interim Consolidated Financial Statements and additional disclosures will be included in our 2013 Annual Consolidated Financial Statements.

In June 2011, IAS 19 Employee Benefits (“IAS 19”) was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in net income, but will be recognized immediately in other comprehensive income (“OCI”). Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate applied to the net defined benefit asset or liability. The amendments also require enhanced disclosures for defined benefit plans. This amended standard is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013. The adoption of this standard did not have a material impact on our Interim Consolidated Statements of Operations or our EPS for the current period as well as all prior periods presented. As a result of the adoption of this standard, we have a new component of OCI and accumulated OCI for the changes in liabilities for defined benefit plans. The impact of adoption on our Consolidated Statements of Financial Position for prior periods is shown in the table included later in this note.

In June 2011, IAS 1 Presentation of Financial Statements was amended. The amendments require separate presentation within OCI of items which may be subsequently reclassified to net income and items that will not be reclassified to net income. The amendments are effective for annual periods beginning on or after July 1, 2012. We have included these presentation amendments on our Interim Consolidated Financial Statements.

In December 2011, amendments to IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have an impact on our Interim Consolidated Financial Statements as we have provided the appropriate disclosure in our 2012 Annual Consolidated Financial Statements.

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.A.i Summary of Impact Upon Adoption of Changes in IFRS

The following tables summarize the impact of adoption of these changes in accounting policies in our Consolidated Statements of Financial Position:

As at January 1, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalent and short-term securities	$8,837	$–	$(8)	$8,829
Other invested assets	$1,348	$–	$3	$1,351
Other assets	$2,885	$(54)	$9	$2,840
Deferred tax assets	$1,694	$94	$–	$1,788
Liabilities and equity
Liabilities
Deferred tax liabilities	$7	$1	$–	$8
Other liabilities	$8,011	$244	$(1)	$8,254
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$695	$–	$(695)	$–
Equity
Retained earnings and accumulated other comprehensive income(1)	$5,304	$(205)	$–	$5,099

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

As at March 31, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalent and short-term securities	$8,271	$–	$(8)	$8,263
Other invested assets	$1,403	$–	$3	$1,406
Other assets	$3,378	$(54)	$9	$3,333
Deferred tax assets	$1,458	$94	$–	$1,552
Liabilities and equity
Liabilities
Deferred tax liabilities	$6	$1	$–	$7
Other liabilities	$7,738	$244	$(1)	$7,981
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$695	$–	$(695)	$–
Equity
Retained earnings and accumulated other comprehensive income(1)	$5,772	$(205)	$–	$5,567

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

As at December 31, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalent and short-term securities	$7,034	$–	$(8)	$7,026
Other invested assets	$1,269	$–	$3	$1,272
Other assets	$2,702	$(54)	$9	$2,657
Deferred tax assets	$1,005	$94	$–	$1,099
Liabilities and equity
Liabilities
Deferred tax liabilities	$5	$1	$–	$6
Other liabilities	$7,925	$244	$–	$8,169
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$696	$–	$(696)	$–
Equity
Retained earnings and accumulated other comprehensive income(1)	$6,130	$(205)	$–	$5,925

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	41

3.    Held for Sale Classification and Discontinued Operation

On December 17, 2012, SLF Inc. and certain of its subsidiaries entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC (the “purchaser”), a Delaware limited liability company, pursuant to which we agreed to sell our U.S. Annuities business and certain of our U.S. life insurance businesses to the purchaser for a base purchase price of US$1,350 million, which will be adjusted to reflect the performance of the business through closing. The transaction will consist primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.)”), which includes the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. This transaction will include the transfer of certain related operating assets, systems and employees that support these businesses. The transaction is subject to regulatory approvals and other closing conditions and is expected to close by the end of the second quarter of 2013.

The assets and liabilities of the disposal group are comprised almost entirely of financial assets and liabilities that are not within the scope of the measurement requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. IFRS 5 does not address the situation which arises when the carrying amount of scoped-in non-current assets are less than the amount by which a disposal group’s carrying amount exceeds its fair value less costs to sell. We have concluded that it is appropriate to recognize the loss on disposition at the time the transaction is completed and the related assets and liabilities are derecognized. Loss recognition at that time will coincide with the transfer of risks to the purchaser. The loss will be calculated by netting the adjusted purchase price against the net carrying value of the assets and liabilities classified as held for sale and will include the cumulative foreign currency translation difference for the operation. The adjusted purchase price will be derived from the base purchase price of US$1,350 million subject to purchase price adjustments based on business results from September 30, 2012 to the date of sale measured on a U.S. statutory basis and other agreed terms. As at March 31, 2013, the net carrying value of assets less liabilities classified as held for sale is $2,654, and the cumulative foreign currency translation difference for the operation is a loss of $43. The amount of the loss will be subject to several other adjustments to reflect closing price adjustments, pre-closing transactions, closing costs, and certain tax adjustments. The net carrying value of assets and liabilities classified as held for sale as at March 31, 2013 do not include such adjustments that relate to transactions that will occur subsequent to March 31, 2013.

As a result of the stock purchase agreement referred to above, we are committed to sell the U.S. Annuities business included as a part of the Sun Life Financial United States (“SLF U.S.”) segment. The operations and cash flows of the U.S. Annuities business can be clearly distinguished, operationally and for financial reporting purposes, from the rest of our operations. The financial results of the U.S. Annuities business have been disclosed publicly and have been separately reported to key management personnel. In addition, the U.S. Annuities business is comprised of two CGUs. As this transaction is part of a single coordinated plan to dispose of a separate major line of business within our U.S. reportable business segment, it meets the criteria to be presented as a discontinued operation. Other than the U.S. Annuities business, Sun Life (U.S.)’s operations also include certain U.S. life insurance businesses, including corporate and bank-owned life insurance products and variable life insurance products. These businesses are also presented as part of the discontinued operation but are not a significant component of the sale.

The results of operations relating to our U.S. Annuities business and certain life insurance businesses (the “U.S. Annuity Business”) in SLF U.S. are reflected as a discontinued operation in our Interim Consolidated Statements of Operations for all periods presented. The related assets and liabilities are separately presented as assets and liabilities classified as held for sale respectively in our Interim Consolidated Statements of Financial Position as at March 31, 2013.

Discontinued Operation

Common Shareholders’ Net Income (Loss) from Discontinued Operation

The components of the common shareholders’ net income (loss) from discontinued operation included in our Interim Consolidated Statements of Operations are as follows:

For the three months ended March 31,	2013	2012
Net premiums	$76	$76
Net investment income (loss)	(194)	(265)
Fee income	146	154
Total revenue	28	(35)
Gross claims and benefits paid	422	481
Changes in insurance / investment contract liabilities and reinsurance assets, net of reinsurance recoveries	(605)	(1,136)
Net transfer to (from) segregated funds	(2)	124
Other expenses	59	74
Total benefits and expenses	(126)	(457)
Income (loss) before income taxes	154	422
Income tax expense (benefit)	51	141
Total net income (loss) from discontinued operation	103	281
Shareholders’ net income (loss) from discontinued operation	103	281
Common shareholders’ net income (loss) from discontinued operation	$103	$281

42	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Cash Flows from Discontinued Operation

The details of the cash flows from the discontinued operation included in our Interim Consolidated Statements of Cash Flows are as follows:

For the three months ended March 31,	2013	2012
Net cash provided by (used in) operating activities	$47	$(470)
Net cash provided by (used in) financing activities	(5)	(4)
Changes due to fluctuations in exchange rates	9	(15)
Increase (decrease) in cash and cash equivalents	$51	$(489)

Disposal Group Classified as Held for Sale

Assets and Liabilities of the Disposal Group Classified as Held for Sale

The composition of the assets and liabilities of the disposal group classified as held for sale included in our Interim Consolidated Statements of Financial Position are as follows:

As at	March 31, 2013	December 31, 2012
Assets
Cash, cash equivalents and short-term securities	$566	$574
Debt securities	10,343	10,449
Equity securities	49	47
Mortgages and loans	2,188	2,234
Derivative assets	224	309
Other invested assets	26	25
Policy loans	564	559
Investment properties	126	150
Invested assets	14,086	14,347
Other assets	259	156
Reinsurance assets	155	158
Deferred tax assets	396	406
Total general fund assets	14,896	15,067
Investments for account of segregated fund holders	28,739	27,668
Total assets of disposal group classified as held for sale	$43,635	$42,735
Liabilities
Insurance contract liabilities	$10,911	$11,238
Investment contract liabilities	980	957
Derivative liabilities	245	265
Other liabilities	106	229
Total general fund liabilities	12,242	12,689
Insurance contract for account of segregated fund holders	28,739	27,668
Total liabilities of disposal group classified as held for sale	$40,981	$40,357

Accumulated Other Comprehensive Income (Loss) of the Disposal Group Classified as Held for Sale

The components of accumulated OCI, net of taxes, of disposal group classified as held for sale included in our Interim Consolidated Statements of Changes in Equity are as follows:

As at	March 31, 2013	December 31, 2012
Unrealized gains (losses) on available-for-sale assets	$64	$72
Unrealized cumulative translation differences, net of hedging activities	(73)	(132)
Total accumulated other comprehensive income (loss) of disposal group classified as held for sale	$(9)	$(60)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	43

Asset-Backed Securities Supporting the U.S. Annuity Business

Before the closing of the transaction, we expect to substitute replacement assets for certain asset-backed securities supporting the general fund liabilities for fixed annuities in SLF U.S. The majority of these asset-backed securities will be reallocated to support other lines of business in the continuing operations of the Company and we expect a portion to be sold. As we have not reached a conclusion as to which replacement assets should be substituted for the asset-backed securities and to which lines of business the asset-backed securities should be reallocated, we have included the asset-backed securities in the held for sale classification as they currently support the general fund liabilities of the U.S. Annuity Business.

The carrying value of the asset-backed securities supporting the U.S. Annuity Business by credit rating is shown in the following table:

As at March 31, 2013	Total asset-backed securities supporting the U.S. Annuity Business
AAA	$ 10
AA	28
A	88
BBB	150
BB and lower	786
Total asset-backed securities supporting the U.S. Annuity Business	$ 1,062

The following table presents the fair value hierarchy of the asset-backed securities supporting the U.S. Annuity Business included in the preceding fair value hierarchy of financial instruments classified as held for sale:

As at March 31, 2013	Level 1	Level 2	Level 3	Total
Asset-backed securities:
Commercial mortgage-backed securities	$–	$412	$1	$413
Residential mortgage-backed securities	–	381	44	425
Collateralized debt obligations	–	2	23	25
Other	–	175	24	199
Total asset-backed securities supporting the U.S. Annuity Business	$–	$970	$92	$1,062

4.    Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit and our Corporate Support operations, which include our run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups. In the fourth quarter of 2012, the indefinite life intangible assets were transferred from Corporate to SLF Canada and the finite life intangible assets were transferred from Corporate to MFS.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties. These transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Intersegment revenue consists of interest income and fee income and is presented in the consolidation adjustments column in the tables that follow.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are settled. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS to SLF U.S.

44	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended March 31 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2013
Gross premiums:
Annuities	$294	$125	$–	$–	$57	$–	$476
Life insurance	807	542	–	171	27	–	1,547
Health insurance	978	402	–	2	3	–	1,385
Total gross premiums	2,079	1,069	–	173	87	–	3,408
Less: ceded premiums	1,245	111	–	13	6	–	1,375
Net investment income (loss)	472	1	–	328	125	(13)	913
Fee income	193	36	553	40	35	(13)	844
Total revenue	1,499	995	553	528	241	(26)	3,790
Less:
Total benefits and expenses	1,176	934	450	468	270	(26)	3,272
Income tax expense (benefit)	53	(5)	54	9	(26)	–	85
Total net income (loss) from continuing operations	$270	$66	$49	$51	$(3)	$–	$433
Total net income (loss) from discontinued operation (Note 3)	$–	$115	$–	$–	$(12)	$–	$103
2012
Gross premiums:
Annuities	$499	$54	$–	$–	$56	$–	$609
Life insurance	811	432	–	157	26	–	1,426
Health insurance	891	375	–	3	2	–	1,271
Total gross premiums	2,201	861	–	160	84	–	3,306
Less: ceded premiums	1,185	105	–	12	6	–	1,308
Net investment income (loss)	388	(61)	3	170	(20)	(18)	462
Fee income	186	42	434	31	36	(14)	715
Total revenue	1,590	737	437	349	94	(32)	3,175
Less:
Total benefits and expenses	1,334	571	348	311	138	(32)	2,670
Income tax expense (benefit)	27	22	40	9	(31)	–	67
Total net income (loss) from continuing operations	$229	$144	$49	$29	$(13)	$–	$438
Total net income (loss) from discontinued operation (Note 3)	$–	$281	$–	$–	$–	$–	$281

5.    Financial Investments and Related Net Investment Income

We invest primarily in debt securities, equity securities, mortgages and loans, derivatives, other invested assets and investment properties.

5.A Fair Value Methodologies and Assumptions

The fair value methodologies and assumptions can be found in Note 5 of our 2012 Annual Consolidated Financial Statements.

5.A.i Fair Value Hierarchy of Assets and Liabilities

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	45

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over the counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain asset-backed securities, certain other invested assets, investment properties and investment contract liabilities.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at March 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,792	$934	$–	$6,726
Debt securities – fair value through profit or loss(1)	990	41,340	1,071	43,401
Debt securities – available-for-sale(1)	441	10,416	56	10,913
Equity securities – fair value through profit or loss	3,090	1,111	113	4,314
Equity securities – available-for-sale	795	100	–	895
Derivative assets	21	1,822	7	1,850
Other invested assets	383	55	560	998
Investment properties	–	–	6,026	6,026
Total invested assets	$11,512	$55,778	$7,833	$75,123
Investments for account of segregated fund holders	$24,513	$42,997	$438	$67,948
Total assets measured at fair value	$36,025	$98,775	$8,271	$143,071
Liabilities
Investment contract liabilities	$–	$11	$6	$17
Derivative liabilities	14	607	12	633
Total liabilities measured at fair value	$14	$618	$18	$650

(1)	See tables below for further details.

Debt securities – fair value through profit or loss consist of the following:

As at March 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,598	$–	$1,598
Canadian provincial and municipal government	–	9,264	24	9,288
U.S. government and agency	990	41	11	1,042
Other foreign government	–	4,714	70	4,784
Corporate	–	24,777	426	25,203
Asset-backed securities:
Commercial mortgage-backed securities	–	213	499	712
Residential mortgage-backed securities	–	298	2	300
Collateralized debt obligations	–	24	26	50
Other	–	411	13	424
Total debt securities – fair value through profit or loss	$990	$41,340	$1,071	$43,401

Debt securities – available-for-sale consist of the following:

As at March 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,187	$–	$1,187
Canadian provincial and municipal government	–	327	–	327
U.S. government and agency	441	54	–	495
Other foreign government	–	467	–	467
Corporate	–	7,896	15	7,911
Asset-backed securities:
Commercial mortgage-backed securities	–	154	12	166
Residential mortgage-backed securities	–	106	–	106
Collateralized debt obligations	–	–	15	15
Other	–	225	14	239
Total debt securities – available-for-sale	$441	$10,416	$56	$10,913

46	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ending March 31, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,141	$7	$–	$8	$(1)	$(10)	$74	$(127)	$(21)	$1,071	$7
Debt securities – available-for-sale	123	1	–	–	(2)	(10)	–	(56)	–	56	–
Equity securities – fair value through profit or loss	110	1	–	–	–	–	–	–	2	113	4
Derivative assets	7	–	–	–	–	–	–	–	–	7	–
Other invested assets	547	8	(2)	23	(16)	–	–	–	–	560	–
Investment properties	5,942	17	–	77	(39)	–	–	–	29	6,026	32
Total invested assets	$7,870	$34	$(2)	$108	$(58)	$(20)	$74	$(183)	$10	$7,833	$43
Investments for account of segregated fund holders	$427	$4	$–	$18	$(1)	$–	$4	$(3)	$(11)	$438	$–
Total assets measured at fair value	$8,297	$38	$(2)	$126	$(59)	$(20)	$78	$(186)	$(1)	$8,271	$43
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$(1)	$6	$–
Derivative liabilities	16	(4)	–	–	–	–	–	–	–	12	–
Total liabilities measured at fair value	$23	$(4)	$–	$–	$–	$–	$–	$–	$(1)	$18	$–

(1)	Included within Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. In addition, transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If an asset or a liability is transferred into and out of Level 3 during the same period, it is not included in the above table.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset and liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated in negative numbers.

The fair value of investment properties is determined by using the discounted cash flows methodology, as described in our 2012 Annual Consolidated Financial Statements. The key unobservable inputs used in the valuation of investment properties as at March 31, 2013 include the following:

•

Estimated rental value: The estimated rental value (per square feet, per annum) is estimated based on gross income less vacancy, non-recoverable expenses, collection losses, lease incentives, maintenance cost, agent and commission costs and other operating and management expenses. An increase (decrease) in estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office and industrial properties. The current estimated rental value ranges from $12 to $35 for retail and office properties and from $3.50 to $6.50 for industrial properties.

•

Rental growth rate: The rental growth rate (per annum) is typically estimated based on expected market behavior, which is influenced by the type of property and geographic region of the property. An increase (decrease) in rental growth rate would result in a higher (lower) fair value. The current rental growth rate ranges from 1% to 3%.

•

Long term vacancy rate: The long term vacancy rate is typically estimated based on expected market behavior, which is influenced by the type of property and geographic region of the property. An increase (decrease) in long term vacancy rate would result in a lower (higher) fair value. The current long term vacancy rate ranges from 2% to 10%.

•

Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The current discount rate ranges from 6% to 9.5%.

•

Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10 year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The current terminal capitalization rate ranges from 5.5% to 9%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long term vacancy rate, the discount rate and the terminal capitalization rate.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	47

5.B Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in the Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in the Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2013	December 31, 2012(1)	March 31, 2012(1)
Cash	$1,230	$1,475	$1,168
Cash equivalents	2,910	1,980	2,999
Short-term securities	2,586	3,571	4,096
Cash, cash equivalents and short-term securities	6,726	7,026	8,263
Less: Bank overdraft, recorded in Other liabilities	26	3	60
Net cash, cash equivalents and short-term securities	$6,700	$7,023	$8,203

(1)	Balances have been restated. Refer to Note 2.

5.C Asset Classification

The carrying values of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)		Total
March 31, 2013
Debt securities	$43,401	$10,913	$–		$54,314
Equity securities	$4,314	$895	$–		$5,209
Other invested assets	$881	$117	$444		$1,442

December 31, 2012
Debt securities	$43,773	$10,589	$–		$54,362
Equity securities	$4,169	$857	$–		$5,026
Other invested assets	$786	$111	$375	(2)	$1,272

March 31, 2012
Debt securities	$50,794	$11,052	$–		$61,846
Equity securities	$4,009	$910	$–		$4,919
Other invested assets	$857	$162	$387	(2)	$1,406

(1)	Other consists primarily of investments accounted for using the equity method of accounting.
(2)	Balances have been restated. Refer to Note 2.

5.D Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded to net income for the three months ended March 31 consist of the following:

For the three months ended March 31,	2013	2012
Cash, cash equivalents and short-term securities	$1	$3
Debt securities	(102)	(426)
Equity securities	126	162
Derivative investments	(423)	(442)
Other invested assets	24	23
Investment properties	26	110
Total change in fair value through profit or loss assets and liabilities	$(348)	$(570)

5.E Impairment of Available-For-Sale Assets

We wrote down $6 and $1 of available-for-sale assets recorded at fair value during the three months ended March 31, 2013 and 2012, respectively.

48	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.    Financial Instrument Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance can be found in Notes 6 and 7, respectively, of our 2012 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management Discussion and Analysis (“MD&A”) for the three months ended March 31, 2013. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 and include discussions on how we measure our risk and our objectives, policies and methodologies for managing this risk. Therefore, the shaded text and tables represent an integral part of these Interim Consolidated Financial Statements.

7.    Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

For the three months ended March 31, 2013	Insurance contract liabilities	Reinsurance assets	Net
Balances as at January 1,	$82,202	$2,984	$79,218
Change in balances on in-force policies	(291)	85	(376)
Balances arising from new policies	531	23	508
Changes in assumptions or methodology	(18)	(1)	(17)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	222	107	115
Balances before the following:	82,424	3,091	79,333
Foreign exchange rate movements	350	54	296
Balances before Other policy liabilities and assets	82,774	3,145	79,629
Other policy liabilities and assets	5,139	225	4,914
Total Insurance contract liabilities and Reinsurance assets	$87,913	$3,370	$84,543

For the three months ended March 31, 2012(1)	Insurance contract liabilities	Reinsurance assets	Net
Balances as at January 1,	$91,425	$3,275	$88,150
Change in balances on in-force policies	(1,827)	141	(1,968)
Balances arising from new policies	639	28	611
Changes in assumptions or methodology	25	31	(6)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(1,163)	200	(1,363)
Balances before the following:	90,262	3,475	86,787
Foreign exchange rate movements	(682)	(42)	(640)
Balances before Other policy liabilities and assets	89,580	3,433	86,147
Other policy liabilities and assets	5,241	218	5,023
Total Insurance contract liabilities and Reinsurance assets	$94,821	$3,651	$91,170

(1)	2012 balances are on a combined basis. For discontinued operation, see Note 3.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	49

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

For the three months ended March 31, 2013	Measured at fair value	Measured at amortized cost
Balances as at January 1,	$35	$1,772
Deposits	–	139
Interest	–	7
Withdrawals	(14)	(93)
Fees	–	(1)
Other	(4)	5
Foreign exchange rate movements	–	1
Balances as at March 31	$17	$1,830

For the three months ended March 31, 2012(1)	Measured at fair value	Measured at amortized cost
Balances as at January 1,	$966	$1,620
Deposits	–	102
Interest	2	9
Withdrawals	(19)	(64)
Other	–	4
Foreign exchange rate movements	(19)	(3)
Balances as at March 31	$930	$1,668

(1)	2012 balances are on a combined basis. For discontinued operation, see Note 3.

Changes in investment contract liabilities with DPF are as follows:

For the three months ended March 31,	2013	2012
Balances as at January 1,	$496	$487
Change in liabilities on in-force policies	(8)	–
Liabilities arising from new policies	17	6
Increase (decrease) in liabilities	9	6
Liabilities before the following:	505	493
Foreign exchange rate movements	6	(8)
Balances as at March 31	$511	$485

7.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the three months ended March 31,	2013	2012
Maturities and surrenders	$696	$682
Annuity payments	282	277
Death and disability benefits	736	694
Health benefits	952	926
Policyholder dividends and interest on claims and deposits	245	223
Total gross claims and benefits paid	$2,911	$2,802

50	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.    Income Tax Expense (Benefit)

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the three months ended March 31,		2013		2012
		%		%
Total net income (loss)	$433		$438
Add: Income tax expense (benefit)	85		67
Total net income (loss) before income taxes	$518		$505
Taxes at the combined Canadian federal and provincial statutory income tax rate	$137	26.5	$134	26.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(14)	(2.7)	(28)	(5.5)
Tax (benefit) cost of unrecognized tax losses	–	–	(3)	(0.6)
Tax exempt investment income	(39)	(7.5)	(41)	(8.1)
Tax rate and other legislative changes(1)	–	–	4	0.8
Adjustments in respect of prior periods, including resolution of tax disputes	4	0.8	(2)	(0.4)
Other	(3)	(0.7)	3	0.6
Total tax expense (benefit) and effective income tax rate	$85	16.4	$67	13.3

(1)	The net impact of new tax legislation enacted in the U.K. in March 2012 reduced the statutory tax rate from 25% to 24% effective April 1, 2012.

In 2006 and later periods the Canadian federal government and certain provinces enacted legislation reducing corporate income tax rates. As a result of these enactments, our statutory income tax rate declined to 26.5% in 2012 and 2013.

Statutory tax rates in the jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

For the three months ended March 31, 2013, the benefit in line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions of $14 ($28 for the three months ended March 31, 2012) reflects the impact of higher earnings in lower tax jurisdictions.

Our benefit of lower taxes on investment income for the three months ended March 31, 2013 amounted to $39 ($41 for the three months ended March 31, 2012) which included a tax benefit of $3 ($12 for the three months ended March 31, 2012) related the appreciation of investment properties in Canada.

9.    Capital Management

9.A Capital and Capital Transactions

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital and how it is managed are included in Note 23 of our 2012 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at March 31, 2013 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life (U.S.), our principal operating subsidiary in the United States, was above the minimum level as at March 31, 2013. In addition, other foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2013.

As at January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to IAS 19 relating to cumulative changes in liabilities for defined benefit plans, as per OSFI’s 2013 MCCSR Guideline. Sun Life Assurance will phase in a reduction of approximately $155 to its available capital over eight quarters, ending in the fourth quarter of 2014.

The 2013 MCCSR Guideline reduced the lapse risk capital requirement, effective this quarter. The reduced requirement will be immediately implemented with no transition. The impact to the MCCSR ratio for Sun Life Assurance is expected to be an increase of three percentage points.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	51

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital.

9.B Significant Capital Transactions

Dividend Reinvestment and Share Purchase Plan

In the first quarter of 2013, under the dividend reinvestment and share purchase plan (“DRIP”), SLF Inc. issued 2.4 million common shares (3.0 million common shares in 2012) from treasury at discounts of 2% to the average market price, as determined in accordance with the DRIP, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

10.    Segregated Funds

We have sold segregated fund products, including variable annuities and unit-linked products, within Canada, the U.S., the United Kingdom and Asia. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses, other net investment income earned and expenses incurred on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in the “Risk Management” section of the MD&A.

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds.

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, from our continuing operations only, have been in the following ranges at January 1, 2012 and December 31, 2012:

Type of Fund	%
Money Market	5-10
Fixed Income	10-15
Balanced	35-40
Equity	40-45

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds and high volatility funds.

10.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2013	December 31, 2012		March 31, 2012
Segregated and mutual fund units	$55,673	$53,363	(1)	$74,361	(1)
Equity securities	8,738	8,060	(1)	8,067	(1)
Debt securities	2,766	2,797		8,704
Cash, cash equivalents and short term securities	488	558		2,564
Investment properties	267	276		313
Mortgages	18	18		21
Other assets	211	100		2,982
Total assets	$68,161	$65,172		$97,012
Less: Liabilities arising from investing activities	$213	$185		$5,078
Total investments for account of segregated fund holders	$67,948	$64,987		$91,934

(1)	Certain security classifications have been reclassified to be consistent with the 2013 classification of these securities.

52	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

For the three months ended March 31, 2013	Insurance Contracts	Investment Contracts
Balances as at January 1,	$59,025	$5,962
Additions to segregated funds:
Deposits	2,125	32
Net transfers (to) from general funds	(4)	–
Net realized and unrealized gains (losses)	2,947	451
Other investment income	135	36
Total additions	$5,203	$519
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,059	125
Management fees	164	15
Taxes and other expenses	40	5
Foreign exchange rate movements	150	203
Total deductions	$2,413	$348
Net additions (deductions)	$2,790	$171
Balances as at March 31	$61,815	$6,133

For the three months ended March 31, 2012	Insurance Contracts	Investment Contracts
Balances as at January 1,	$82,650	$5,533
Additions to segregated funds:
Deposits	2,082	31
Net transfers (to) from general funds	120	–
Net realized and unrealized gains (losses)	4,279	351
Other investment income	125	38
Total additions	$6,606	$420
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,244	110
Management fees	280	18
Taxes and other expenses	50	4
Foreign exchange rate movements	605	(36)
Total deductions	$3,179	$96
Net additions (deductions)	$3,427	$324
Balances as at March 31	$86,077	$5,857

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	53

11.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debt

SLF Inc. has provided a subordinated guarantee of certain preferred shares and a guarantee of certain subordinated debt issued by Sun Life Assurance. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2013
Revenue	$108	$1,854	$2,012	$(184)	$3,790
Shareholders’ net income (loss) from continuing operations	$542	$398	$(9)	$(492)	$439
Shareholders’ net income (loss) from discontinued operation	$–	$–	$114	$(11)	$103

March 31, 2012
Revenue	$119	$2,686	$553	$(183)	$3,175
Shareholders’ net income (loss) from continuing operations(1)	$715	$365	$28	$(672)	$436
Shareholders’ net income (loss) from discontinued operation	$–	$–	$281	$–	$281
(1) Balances have been restated. Refer to Note 3.
Assets as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2013
Invested assets	$19,056	$99,922	$5,807	$(18,615)	$106,170
Total other general fund assets	8,341	12,552	31,878	(25,072)	27,699
Investments for account of segregated fund holders	–	68,150	28,537	–	96,687
Insurance contract liabilities	–	88,475	2,031	(2,593)	87,913
Investment contract liabilities	–	2,358	–	–	2,358
Total other general fund liabilities	$10,333	$9,524	$31,747	$(25,205)	$26,399

December 31, 2012
Invested assets(1)	$18,658	$99,454	$5,725	$(18,167)	$105,670
Total other general fund assets(1)	8,239	13,455	33,081	(27,274)	27,501
Investments for account of segregated fund holders	–	65,177	27,478	–	92,655
Insurance contract liabilities	–	89,160	682	(2,567)	87,275
Investment contract liabilities	–	2,303	–	–	2,303
Total other general fund liabilities(1)	$10,287	$9,799	$34,449	$(27,488)	$27,047

March 31, 2012
Invested assets(1)	$17,733	$93,735	$20,078	$(16,192)	$115,354
Total other general fund assets(1)	8,701	13,905	19,431	(28,161)	13,876
Investments for account of segregated fund holders	–	63,349	28,585	–	91,934
Insurance contract liabilities	–	85,338	13,358	(3,875)	94,821
Investment contract liabilities	–	2,117	966	–	3,083
Total other general fund liabilities(1)	$10,297	$9,405	$22,657	$(27,017)	$15,342

(1)	Balances have been restated. Refer to Note 2.

54	Sun Life Financial Inc.	First Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.    Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS computations are as follows:

For the three months ended March 31,	2013	2012
Basic EPS:
Common shareholders’ net income (loss) from continuing operations	$410	$405
Common shareholders’ net income (loss) from discontinued operation	$103	$281
Weighted average number of common shares outstanding (in millions)	600	588
Basic EPS:
Continuing operations	$0.68	$0.69
Discontinued operation	$0.17	$0.48
Total	$0.85	$1.17
Diluted EPS:
Common shareholders’ net income (loss) from continuing operations	$410	$405
Add: increase in income due to convertible instruments(1)	$3	$3
Common shareholders’ net income (loss) from continuing operations on a diluted basis	$413	$408
Common shareholders’ net income (loss) from discontinued operation	$103	$281
Weighted average number of common shares outstanding (in millions)	600	588
Add: dilutive impact of stock options(2) (in millions)	1	–
Add: dilutive impact of convertible securities(1) (in millions)	8	11
Weighted average number of common shares outstanding on a diluted basis (in millions)	609	599
Diluted EPS:
Continuing operations	$0.68	$0.68
Discontinued operation	$0.17	$0.47
Total	$0.85	$1.15

(1)	The convertible instruments are the SLEECS B issued by Sun Life Capital Trust.
(2)

The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive amounted to 8 million for the three months ended March 31, 2013 (11 million for the three months ended March 31, 2012).

13.    Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

For the three months ended March 31,	2013	2012
Recovered claims and benefits	$1,062	$1,045
Commissions	12	13
Reserve adjustments	63	38
Operating expenses and other	121	114
Reinsurance (expenses) recoveries	$1,258	$1,210

14.    Subsequent Events

On April 12, 2013, in connection with a strategic partnership between Sun Life Assurance and Khazanah Nasional Berhad (“Khazanah”), Sun Life Assurance acquired 49% of each of CIMB Aviva Assurance Berhad, a Malaysian insurance company and CIMB Aviva Takaful Berhad, a Malaysian takaful company (together, “CIMB Aviva”) from Aviva International Holdings Limited and, subsequently, Khazanah acquired 49% of CIMB Aviva from CIMB Group Holdings Berhad (“CIMB Group”). CIMB Group has retained a two percent share in CIMB Aviva. The transaction includes an exclusive right to distribute insurance products of CIMB Aviva, including takaful products, through CIMB Bank’s network across Malaysia. Sun Life Assurance’s contribution to the transaction is valued at $301.

On May 8, 2013 SLF Inc. announced its intention to redeem all of the outstanding $350 principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018 (the “Debentures”). The Debentures are redeemable at SLF Inc.’s option on June 26, 2013 (the “Redemption Date”) at a redemption price per Debenture equal to the principal amount together with accrued and unpaid interest to the Redemption Date.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2013	55